Shareholder Supporting Memo and

Rebuttal to Kinder Morgan’s Opposition Statement to

Stockholder Proposal Regarding Methane Emissions

Name of Registrant: Miller/Howard Investments, Inc.

Name of Person Relying on Exemption: Miller/Howard Investments, Inc.

Address of Person Relying on Exemption: 10 Dixon Avenue, Woodstock, NY 12498

Stockholder Proposal Regarding Methane Emissions
This proposal has been filed by Lowell Miller, CIO and Founder of Miller/Howard Investments, Inc. ("Miller/Howard").  It raises concerns about Kinder Morgan, Inc.’s policies regarding methane emissions from oil production, as well as its large natural gas distribution, storage and transport operations.

Miller/Howard has filed similar proposals with the company for the past three years. Support for the proposal has grown each year with last year’s support garnering over 33% of the vote FOR the proposal.

This year’s proposal expanded the scope to specifically include storage facilities as a result of the increased awareness of the risks posed by such operations, as we saw in the Aliso Canyon leak last year.

Why Kinder Morgan?
Kinder Morgan is one of the largest energy infrastructure companies in North America, and faces risk from and of methane emissions across many of its operations. It also faces numerous regulatory environments due to its operations in multiple jurisdictions.

Miller/Howard argues that failure by companies to proactively inspect, monitor and upgrade critical transportation and storage facilities creates otherwise avoidable environmental, reputational, regulatory, and financial risk. Failure to disclose such information potentially allows for additional levels of risk, and deprives investors of important material information.

The resolution seeks that the company report on policies, actions and plans to measure, monitor, mitigate, disclose and set quantitative targets for methane emissions resulting from all operations, including storage and transportation.  The report is to omit proprietary information and be prepared at reasonable cost.

METHANE & SHAREHOLDER VALUE
Shareholders can benefit from the environmental advantages of natural gas over other fossil fuel energy sources; natural gas may be chosen over other forms of energy in part because of its environmental benefit.

Likewise, risk to the environmental benefit of natural gas may pose a risk to shareholder value.

Kinder Morgan itself has messaged around the lower-carbon benefits of natural gas, including in its Climate Change statement: “Natural gas infrastructure plays two key roles in reducing greenhouse gas emissions: directly as a lower-carbon fuel for electricity generation, and indirectly by facilitating greater renewable energy deployment in the electricity sector.1”

Methane leaks can reduce or even eliminate that advantage.  As the EDF reports, “If not better mitigated, methane leaks and releases could undermine the greenhouse gas advantage natural gas offers and spell major trouble for the climate.2“

Kinder Morgan publicly messages on the environmental advantage enjoyed by natural gas, but has not provided sufficient disclosure for investors to evaluate whether this advantage is protected by appropriate and efficacious methane management.

If investors choose to invest in a company based on its relative environmental footprint, then they rely on disclosure that demonstrates the company is taking appropriate and efficacious action to preserve such benefits.

Kinder Morgan says, “ADDRESSING CLIMATE CHANGE IS A GLOBAL PRIORITY.”

According to the vast majority of scientists3, major institutional investors and financial institutions4, countries that are party to the Paris Agreement5, and many large companies6, climate change is an investment and global concern.  In Kinder Morgan’s own words: “addressing climate change is a global priority.”  This remains true, even if the current regulatory attempts to address climate change are weakened or undone.

Kinder Morgan’s opposition statement cites its work with the EPA as evidence of disclosure.  In the current political landscape, various budget proposals and agency actions suggest that the Environmental Protection Agency may be reduced in size and regulations changed.  The endurance of the EPA, as well as its reporting platforms and other components, is not certain.

The question of US federal regulations are only part of the discussion:   Shareholders also consider the reputational and regulatory risks posed at the state level and in Canada.

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1 http://www.kindermorgan.com/content/docs/Climate_Change_KM_Statement.pdf
2 https://www.edf.org/energy/methaneleakage
3 https://climate.nasa.gov/scientific-consensus/
4 https://www.ubs.com/microsites/climatechange/en/home.html; https://www.blackrock.com/corporate/en-sg/literature/whitepaper/bii-pricing-climate-risk-international.pdf; http://www.bankofengland.co.uk/pages/climatechange.aspx; http://www.rbc.com/community-sustainability/environment/promoting-environmental-sustainability.html?sustainability-tabs=0
5 http://unfccc.int/paris_agreement/items/9485.php
6 http://www.total.com/en/commitment/environmental-issues-challenges/climate-change; http://www.shell.com/sustainability/environment/climate-change.html; http://fortune.com/2015/10/19/white-house-climate-pledge/

Storage-related methane leaks, such as the Aliso Canyon leak, precipitated a significant amount of discussion of regulations at the state level.  Kinder Morgan investors also face potential shareholder value impacts due to changes in Canadian regulations; for example, the province of Alberta (in which Kinder/Morgan has operations7) has committed to a reduction of methane emissions from oil and gas operations by 45% by 2025 using a three-pronged approach.  One of the prongs is “Improving measurement and reporting of methane emissions, as well as leak detection and repair requirements.”8

A report such as the one requested by Miller/Howard would provide investors with the information necessary to evaluate the likelihood of continued profitability across these varying regulatory environments.

Our Rebuttal and Rationale for a YES vote follows:
Kinder Morgan is “one of the largest energy infrastructure companies in North America. [It owns] an interest in or operate[s] approximately 84,000 miles of pipelines and 155 terminals.”9  It is uniquely situated to be a leader among its peers and to provide the industry a standard by which it can mitigate methane-related risks.  Kinder Morgan has already taken a number of steps – such as acknowledging climate change and stating that it publishes its “environmental, health and safety performance on our website to be transparent about our work” – that implicitly support Miller/Howard’s thoughts about climate change and the importance of transparency.  However, much of its existing disclosure and efforts are limited to transmission.

Miller/Howard now asks for the next logical step:  increase disclosure overall, inclusive of its storage facilities.

Given that:
a)	Natural gas has environmental advantages over other sources of fuel;
b)	Methane emissions can reduce or eliminate that advantage;
c)	There is risk of methane emissions from the storage and transportation of natural gas;
d)	Kinder Morgan acknowledges these risks;
e)	Loss of environmental advantage may imperil the real and/or reputational value of natural gas;

Methane management and emissions disclosure are material to investors and can significantly impact shareholder value.

And given that:
f)	The company does not currently have a publicly-disclosed methane emissions management strategy that encompasses both storage and pipelines;
g)	The company has not disclosed an operational quantitative methane emissions reduction target;
h)	Neither the company’s minimum mandatory disclosure via the EPA nor voluntary participation in the ONE Future coalition provide public disclosure of actual methane emissions leakage rates;
i)
The company has made public statements on transparency, including that “it is our goal to work openly and cooperatively with all stakeholders regarding environmental, health and safety (EHS) issues[10]” and that it “has been conducting its business transparently long before it became a corporate buzz word.[11] “

The company’s disclosure of its management of methane in both its storage and pipeline operations is often lacking or, as in many cases, entirely absent.  Its practices of non-disclosure are, we argue, out of alignment with its stated values of transparency.  Miller/Howard sees increased disclosure on methane as in alignment with Kinder Morgan’s stated values of operational excellence and running a profitable business.

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7 https://kindermorgan.investorhq.businesswire.com/sites/kindermorgan.investorhq.businesswire.com/files/image/additional/Kinder_Morgan_Asset_Map_.pdf
8 https://www.alberta.ca/climate-methane-emissions.aspx
9 http://www.kindermorgan.com/
10 http://www.kindermorgan.com/ehs
11 http://www.kindermorgan.com/pages/about_us

Conclusion:
Methane is a uniquely potent climate pollutant, and thus constitutes a unique risk to natural gas companies.  Investors request disclosure so that they may evaluate the company’s management of these risks.  The company’s current disclosure, where available, is inadequate, often excludes its storage facilities, and leaves many material questions unanswered.

We strongly believe that the Board of Directors needs to prepare a report to shareholders reviewing the Company’s policies, actions and plans to measure, monitor, mitigate, disclose, and set quantitative reduction targets for methane emissions resulting from all operations, including storage and transportation, under the Company’s financial control.

For all the reasons provided above, we strongly urge you to vote FOR this proposal.